

December 13, 2012

Via E-mail
Mr. Ricardo Prats
Chief Executive Officer
Ocean Electric Inc.
112 North Curry Street
Carson City, Nevada 89703

      Re: Ocean Electric Inc.
               Form 10-K for the year ended December 31, 2011
               Filed April 5, 2012
               File No. 000-52775

Dear Mr. Prats:

We have reviewed your response letter dated November 27, 2012 and your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Financial Statements, page 14
Notes to Financial Statements, page F-6
3. Intangible Assets, page F-8

1. We note your response to our prior comment number 2 in which you provide an impairment analysis with respect to what appears to be only your wind energy technology intangible asset. As your wave energy technology intangible has a carrying value of approximately $1,137,523 at September 30, 2012 and represents approximately 30% of your total assets at such date, please also provide us with your impairment analysis for this intangible asset. As part of your response and your revised disclosure, you should also explain your basis or rationale for any projected revenues reflected in the impairment

analysis for this technology given your failure to generate any revenues from this technology through the period ended September 30, 2012. We may have further comment upon review of your response and the related impairment analysis.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2012

Financial Statements, page 3
Balance Sheets, page F-1

2. Your response to our prior comment three indicates that you have revised your June 30, 2012 financial statements to reflect the intangible asset at the transferor's historical cost basis and filed an amendment containing the revised financial statements. In this regard, we note that the balance sheet and footnote disclosures in the 10-Q/A filed on November 27, 2012 still reflects the intangible asset at the previous fair value amount rather than at the transferor's historical cost basis in the asset. As originally requested, and consistent with the restatement of your December 31, 2011 and March 31, 2012 financial statements, please revise your June 30, 2012 financial statements to reflect the transfer of the wind energy technology at the transferor's historical cost basis in your June 30, 2012 financial statements. Your statement of operations for the three and six months ended June 30, 2012 will also require revision to correct the related amortization expense recognized in connection with this intangible asset.

Item 4.01 8-K filed November 28, 2012

3. Please revise to state whether, during your two most recent fiscal years and any subsequent interim period through the date of dismissal, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A, ensuring that the letter from your auditor references the date of the 8-K/A cover page.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief